DDS TECHNOLOGIES USA, INC.

150 EAST PALMETTO PARK ROAD

SUITE 510

BOCA RATON, FLORIDA 33432

(561) 750-4450

July 21, 2005

VIA FACSIMILE (202) 772-9218

AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention: Tim Buchmiller

Re:	DDS Technologies USA, Inc. Registration Statement on Form SB-2, filed on
May 12, 2005 and as amended on July 15, 2005 and further amended on July 21, 2005
(File No. 333-124852) (the “Registration Statement”)

Dear Mr. Buchmiller:

DDS Technologies USA, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective at 5:00 pm (EDT), on Tuesday, July 26, 2005 or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours, DDS Technologies USA, Inc.

By:	/s/ Joseph Fasciglione
Name: Title:	Joseph Fasciglione Chief Financial Officer